UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 9 October 2023, London UK

GSK and Zhifei announce exclusive strategic vaccine partnership in China

●     Partnership will significantly extend availability of Shingrix in China with co-promotion to healthcare professionals and over 30,000 points of vaccination
●     Partnership also supports potential future co-development and commercialisation of Arexvy, GSK's respiratory syncytial virus (RSV) vaccine for older adults 60 years and older, in China

GSK plc (LSE/NYSE: GSK) announced today that it has reached an exclusive agreement with Chongqing Zhifei Biological Products, Ltd. (Zhifei) to co-promote GSK's shingles vaccine, Shingrix, in China for an initial three-year period, with the potential to extend the partnership should all parties agree. Zhifei, the largest Chinese vaccine company by revenue, has a track record of driving access to innovative vaccines in China. By bringing together the scale and expertise of the two companies, the strategic partnership will significantly extend the availability of Shingrix, supporting the rapid expansion of patient access to the vaccine and future potential indications.

Set to start on 1 January 2024, Zhifei will have exclusive rights to import and distribute Shingrix in China - focusing on promoting the vaccine through its extensive service network, which covers more than 30,000 vaccination points across the country. In partnership, GSK - as the license holder for the product - will co-promote Shingrix by raising awareness of the importance of shingles vaccination amongst healthcare professionals within community health centres and hospital settings.

In August 2023, GSK announced positive data from the ZOSTER-076 phase IV trial showing that Shingrix demonstrated 100% vaccine efficacy in preventing shingles in Chinese adults aged 50 and over. More details can be found here - https://www.gsk.com/en-gb/media/press-releases/new-shingrix-data-demonstrate-100-vaccine-efficacy-in-prevention-shingles/.

Luke Miels, Chief Commercial Officer, GSK, said: "This partnership is consistent with our focus on products with a high and durable level of differentiation. It materially expands the number of Chinese adults who can benefit from Shingrix and includes the option to extend the collaboration to include our novel RSV vaccine, Arexvy."

Financial considerations

Subject to the terms of the agreement, Zhifei will purchase agreed volumes of Shingrix with a value to GSK of £2.5 billion in total over the initial three-year period. These volumes are expected to be phased over this time as demand is expected to accelerate steadily through the period. There is potential to extend the partnership should all parties agree. The partnership supports and accelerates GSK's commitment to double global Shingrix sales, reaching more than £4 billion by 2026.

Under the terms of the strategic partnership, Zhifei has granted GSK the right of first refusal to be their exclusive partner for any co-development and commercialisation of an RSV vaccine for older adults in China, paving the way for the companies to potentially partner on Arexvy upon approval in China.

About shingles
Shingles, also known as herpes zoster, is caused by a reactivation of the varicella-zoster virus (VZV) - the same virus that causes chickenpox.1 Globally, most people aged 50 and over have the dormant VZV in their nervous system and are at risk of developing shingles.2.3 As people age, the immune system's strength wanes, leading to a decreased response to infection and thus increasing the risk of developing shingles.1,2,3,4,5 People with a suppressed or compromised immune system are also at risk of shingles.6

Shingles typically present as a rash with painful chest, abdomen, or face blisters.1 The pain is often described as aching, burning, stabbing or shock-like.5 Following the rash, a person can also experience post-herpetic neuralgia (PHN), a long-lasting nerve pain that can continue for weeks or months and sometimes persist for several years.5  PHN is the most common complication of shingles, occurring in 5-30% of all cases, depending on the individual's age.7

Following expedited review, Shingrix was approved by China's National Medical Products Administration (NMPA) to prevent shingles in adults aged 50 years or older in May 2019. Estimates suggest that by 2030, there will be 570 million people over the age of 50 in China, yet as of June 2023, only around 1.2% of the current population has been vaccinated against shingles.

About Shingrix
Shingrix (Recombinant Zoster Vaccine or RZV) is a non-live, recombinant subunit vaccine indicated for the prevention of shingles in adults 50 and over. It combines an antigen, glycoprotein E, with an adjuvant system, AS01B, and may help overcome the natural age-related decline in responses to immunisation that contributes to the challenge of protecting adults aged 50 and over from shingles.8,9 RZV is not indicated to prevent primary varicella infection (chickenpox). In some countries, RZV is also approved for adults aged 18 years or over at increased risk for shingles. The use of Shingrix should be in accordance with official recommendations.

Please refer to the Product Information (PI) for important dosage, administration and safety information in China available at this link: https://portaldev2.igskapp.com/media/916483/欣安立适说明书.pdf

About RSV in older adults

RSV is a common contagious virus affecting the lungs and breathing passages. Older adults are at high risk of severe disease due partly to age-related immunity decline. Older adults with underlying medical conditions are at even greater risk for severe disease. RSV can exacerbate conditions, including chronic obstructive pulmonary disease (COPD), asthma, and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death.

About Arexvy (RSV vaccine, adjuvanted)

RSV vaccine, adjuvanted, contains recombinant glycoprotein F stabilised in the prefusion conformation. This antigen is combined with GSK's proprietary AS01E adjuvant.

The US FDA approved the vaccine on 3 May 2023 to prevent lower respiratory tract disease (LRTD) caused by RSV in individuals 60 years of age and older.

In June 2023, the European Commission authorised the vaccine for active immunisation to prevent LRTD caused by RSV in adults aged 60 years and older.

In September 2023, Japan's Ministry of Health, Labour and Welfare approved Arexvy for the prevention of RSV for adults aged 60 years and above. The use of this vaccine should be in accordance with official recommendations.

The vaccine is not approved in China at this time.

About Zhifei

Chongqing Zhifei Biological Products Co., Ltd. is a fully integrated biotechnology company that specialises in vaccine and biopharmaceutical research, development, production, sales, promotion, distribution, and import/export. Zhifei is committed to the mission of "preventing diseases and safeguarding human health."

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
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Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
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	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q2 Results for 2023 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

1 Mueller, NH et al. Varicella Zoster Virus Infection: Clinical Features, Molecular Pathogenesis of Disease and Latency. Neurologic Clinics, 2008; 26;675-697
2 Bollaerts K et al. A systematic review of varicella seroprevalence in European countries before universal childhood immunization: deriving incidence from seroprevalence data. Epidemiol Infect 2017;145:2666-2677.
3 Bricout H et al. Herpes zoster-associated mortality in Europe: a systematic review. BMC Public Health 2015;15:466.
4 Johnson RW et al. Herpes zoster epidemiology, management, and disease and economic burden in Europe: a multidisciplinary perspective. Therapeutic Advances in Vaccines. 2015;3(4):109-120.
5 Harpaz R et al. Advisory Committee on Immunization Practices (ACIP), Centers for Disease Control and Prevention (CDC). Prevention of herpes zoster:
6 Huang C-T et al. Association Between Diabetes Mellitus and the Risk of Herpes Zoster: A Systematic Review and Meta-analysis. J Clin Endocrinol Metab 2022;107:586-597.
7 Kawai K, Gebremeskel BG, Acosta CJSystematic review of incidence and complications of herpes zoster: towards a global perspectiveBMJ Open 2014;4:e004833. doi: 10.1136/bmjopen-2014-004833
8 Cunningham et al. Vaccine profile of herpes zoster (HZ/su) subunit vaccine. Expert Review of Vaccines. 2017;16:7;661-670.
9 The GSK proprietary AS01 adjuvant system contains QS-21 Stimulon® adjuvant licensed from Antigenics LLC, a wholly owned subsidiary of Agenus Inc. (NASDAQ: AGEN), MPL and liposomes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: October 9, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc